

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Via E-mail
Ms. Joanne C. Crevoiserat
Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

  Re: **Abercrombie & Fitch Co.**
    Form 10-K for the Fiscal Year Ended February 1, 2014
    Filed March 31, 2014
    File No. 001-12107

Dear Ms. Crevoiserat:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/Tia L. Jenkins

            Tia L. Jenkins
            Senior Assistant Chief Accountant
            Office of Beverages, Apparel, and
            Mining